AP 7/2

OO 6/26/13

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 10 2013
DIVISION OF TRADING & MARKETS

SECUR 13025593 ON

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-32699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2011 (MM/DD/YY) AND ENDING October 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ponder Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3430 Whistling Cove
(No. and Street)

Swansea (City) Il (State) 62226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside (Address) Chicago (City) Il (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 7/2/13

OATH OR AFFIRMATION

I, John Timmermann swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Ponder Securities, Inc. , as of October 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANN F WINGERTER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/12/16

Signature

President and Controller
Title

Notary Public

This report ** contains (check all applicable boxes):
- ⑤ (a) Facing Page.
- ⑤ (b) Statement of Financial Condition.
- ⑤ (c) Statement of Income (Loss).
- ⑤ (d) Statement of Changes in Financial Condition.
- ⑤ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ⑤ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ⑤ (g) Computation of Net Capital.
- ⑤ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ⑤ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ⑤ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ⑤ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ⑤ (l) An Oath or Affirmation.
- ⑤ (m) A copy of the SIPC Supplemental Report.
- ⑤ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ponder Securities, Inc.

Year Ended October 31, 2012

Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report

Board of Directors
Ponder Securities, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of **Ponder Securities, Inc.** as of October 31, 2012, and the related statements of income and retained earnings and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Ponder Securities, Inc.** as of October 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As explained in Notes 1 and 3 to the financial statements, **Ponder Securities, Inc.** is the wholly owned subsidiary of Ponder & Co. and all consulting and administrative services of the Company are provided by the Parent Company.

Our audit was made for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental information required by Rule 17a-5 of the Securities and Exchange Commission is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting records used to prepare the financial statements. The information has been subjected to the audit procedures applied in the audit of the basic financial statements including comparing and reconciling the information to the underlying accounting and other records used to prepare the financial statements and other procedures in accordance with auditing standards generally accepted in the United States of America and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

There were no material differences between the audited computations of net capital included in this report and the corresponding schedule included in the Company's corresponding unaudited Part II of Form X-17A-5 as of October 31, 2012.

Plante & Moran, PLLC

December 21, 2012

Ponder Securities, Inc.

Year Ended October 31, 2012

Financial Statements

Ponder Securities, Inc.

Statement of Financial Condition
October 31, 2012

Assets

Current Assets - Cash	$	**112,436**

Stockholder's Equity

Stockholder's Equity		
Common stock - No par value; authorized, issued and outstanding - 1,000 shares	$	8,000
Retained earnings		104,436
Total Stockholder's Equity	$	**112,436**

The accompanying notes are an integral part of the financial statements.

Ponder Securities, Inc.

Statement of Income and Retained Earnings
Year Ended October 31, 2012

Revenue - Fees	$	91,000
Expenses - Fees paid to Ponder & Co.		86,534
Net Income		4,466
Retained Earnings, Beginning of Year		99,970
Retained Earnings, End of Year	**$**	**104,436**

The accompanying notes are an integral part of the financial statements.

Ponder Securities, Inc.

Statement of Cash Flows
Year Ended October 31, 2012

Cash Flows from Operating Activities	
Net income	$ 4,466
Adjustments to reconcile net income to net cash used in operating activities	
Decrease in amount due to parent company	(78,185)
Net Cash Used in Operating Activities	(73,719)
Cash, Beginning of Year	186,155
Cash, End of Year	**$ 112,436**

The accompanying notes are an integral part of the financial statements.

Note 1 - Industry Operations

Ponder Securities, Inc. (the Company) is a registered securities broker-dealer company that provides investment banking and financial advisory services to not-for-profit hospitals throughout the United States of America. These services are provided in conjunction with consulting services provided by Ponder & Co. (the Parent Company), an Illinois subchapter S corporation, the Company's sole stockholder.

Note 2 - Summary of Significant Accounting Policies

Cash

The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash.

Income Taxes

The Company files a consolidated return with its Parent Company.

The Company's application of accounting principles generally accepted in the United States of America (GAAPUSA) regarding uncertain tax positions had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before calendar year 2009.

Management Estimates

The preparation of financial statements in conformity with GAAPUSA requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

For transactions related to the Company's customer bond offerings, revenue is recognized once a bond purchase agreement has either been signed or the sale of the bonds has been completed. For interest swap or derivative financing transactions, revenue is recognized once the Company's customers and financial institutions execute the transaction.

Note 2 - Summary of Significant Accounting Policies (Continued)

Subsequent Events

The Company has evaluated subsequent events through December 21, 2012, the date the financial statements were available to be issued.

Note 3 - Related Party Transactions

By agreement, the Company pays a fee to its Parent Company that approximates 95% of revenues received. The Parent Company pays all other expenses of the Company, which are negligible.

Note 4 - Major Customers

For the year ended October 31, 2012, revenue from three major customers amounted to more than 10% of total revenue. Revenue from these customers totaled, $36,000, $35,000 and $20,000, respectively. There were no receivable balances outstanding from these customers as of October 31, 2012.

Note 5 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.The rule also provides that equity capital may not be withdrawn if the resulting aggregate indebtedness capital ratio would exceed 10 to 1. As of October 31, 2012, the Company had net capital of $112,436, which was $107,436 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

Ponder Securities, Inc.

Supplemental Information

Ponder Securities, Inc.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
October 31, 2012

Broker or Dealer: Ponder Securities, Inc.	As of October 31, 2012

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

1	Total ownership equity from Statement of Financial Condition - Item 1800			$	112,436	[3480]
2	Deduct: Ownership equity not allowable for net capital			$	-	[3490]
3	Total ownership equity qualified for net capital			$	112,436	[3500]
4	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			$	-	[3520]
	B. Other (deductions) or allowable credits (List)			$	-	[3525]
5	Total capital and allowable subordinated liabilities			$	112,436	[3530]
6	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ -	[3540]			
	1 Additional charges for customers' and non-customers' security accounts	$ -	[3550]			
	2 Additional charges for customers' and non-customers' commodity accounts	$ -	[3560]			
	B. Agreed fail-to-deliver	$ -	[3570]			
	1 Number of items ______[3450]					
	C. Aged short security differences less reserve of $________[3460] number of units __________[3470]	$ -	[3580]			
	D. Secured demand note deficiency	$ -	[3590]			
	E. Commodity futures contracts and spot commodities- proprietary capital charges	$ -	[3600]			
	F. Other deductions and/or charges	$ -	[3610]			
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(e)(x)	$ -	[3615]			
	H. Total deduction and/or charges			$	-	[3620]
7	Other additions and/or allowable credits (List)			$	-	[3630]
8	Net capital before haircuts on securities positions			$	112,436	[3640]

See independent auditor's report regarding supplemental information required by Rule 17a-5 of the Securities and Exchange Commission.

9	Haircuts on securities				
	(computed, where applicable, pursuant to 15c3-1(f):				
	A. Contractual securities commitments	$ -	[3660]		
	B. Subordinated securities borrowings	$ -	[3670]		
	C. Trading and investment securities:				
	1 Bankers' acceptances, certificates of deposit and common paper	$ -	[3680]		
	2 U.S. and Canadian government obligations	$ -	[3690]		
	3 State and municipal government obligations	$ -	[3700]		
	4 Corporate obligations	$ -	[3710]		
	5 Stocks and warrants	$ -	[3720]		
	6 Options	$ -	[3730]		
	7 Arbitrage	$ -	[3732]		
	8 Other securities	$ -	[3734]		
	D. Undue concentration	$ -	[3750]		
	E. Other (List)	$ -	[3736]	-	[3740]
10	Net capital			$ **112,436**	[3750]

OMIT PENNIES

Ponder Securities, Inc.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
October 31, 2012

Broker or Dealer: Ponder Securities, Inc.	As of October 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11	Minimum net capital required (6 2/3% of line 18)			$ -	[3756]
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A			$ 5,000	[3758]
13	net capital requirement (greater of line 11 or line 12)			$ 5,000	[3760]
14	Excess net capital (line 10 less line 13)			$ 107,436	[3770]
15	Excess net capital at 100% (line 10 less 10% of line 18)			$ 112,436	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total A.I. liabilities from statement of financial condition			$ -	[3790]
17	Add:				
	A. Drafts for immediate credit	$ -	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	[3810]		
	C. Other unrecorded amounts (List)	$ -	[3820]	$ -	[3830]
18	Total aggregate indebtedness			$ -	[3840]
19	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% -	[3850]
20	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% -	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21	2% of combined aggregate debt items (or $250,000 or greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -	[3870]
22	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	$ -	[3880]
23	Net capital requirement (greater of line 21 or line 22)	$ -	[3760]
24	Excess capital (line 10 less line 23)	$ -	[3910]
25	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items	$ -	[3920]

See independent auditor's report regarding supplemental information required by Rule 17a-5 of the Securities and Exchange Commission.

Ponder Securities, Inc.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
October 31, 2012

Note

The Company claimed an exemption from Rule 15c3-3 based on paragraph (k)(2)(i) of the Rule. Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3."

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report on Internal Control

Board of Directors of
Ponder Securities, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of **Ponder Securities, Inc.** (the Company) as of and for the year ended October 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment of securities under Section 8(b) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of October 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

December 21, 2012